_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 24 July 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange" - Elizabeth Hobley/Deputy Secretary - Tel: + 44 (0)20 7802 4054

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC.
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE SCHEDULE B ANNEXED HERETO
5.	Number of shares/amount of stock acquired 12,942,267	6.	Percentage of issued class 0.524% (see NOTE 14)	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 8 JULY 2003	11.	Date company informed 23 JULY 2003
12.	Total holding following this notification 173,442,473			13.	Total percentage holding of issued class following this notification 7.027%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY AFFILIATES ATTAINING A NOTIFIABLE INTEREST (SEE SCHEDULE A ANNEXED HERETO)			15.	Name of contact and telephone number for queries ELIZABETH HOBLEY +44 (0)20 7802 4054
16.	Name and signature of authorised company official responsible for making this notification ELIZABETH HOBLEY, DEPUTY SECRETARY, BHP BILLITON PLC
Date of notification 24 JULY 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP

As of 8 July 2003

BHP Billiton plc

Schedule A

                                                                                                Number of                 Percent of

                                                                                                Shares                      Outstanding

The Capital Group Companies, Inc. ("CG") holdings               173,442,473                 7.027%

Holdings by CG Management Companies and Funds:

- Capital Guardian Trust Company                                                         83,209,503                        3.371%

- Capital International Limited                                                                 33,319,442                         1.350%

-  Capital International S.A.                                                                     21,217,876                         0.860%

- Capital International, Inc.                                                                     13,524,625                         0.548%

- Capital Research and Management Company                                 22,171,027                         0.898%

Section 198 dated 8 July 2003

BHP Billiton plc

Schedule B

Nominee                                                                                                                             Shares
Bank of New York Nominees	13,583,303
Bank of New York 3 Birchin Lane London EC3V 9BY UK
Bank One London	871,173

Bankers Trust	5,000,133
59 1/2 Southmark Street 2nd Floor London SEI 0HH UK
Barclays Bank	4,398,155
Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK
Brown Bros.	85,446
One Mellon Bank Center Pittsburgh, PA 15258
BT Globenet Nominees Ltd.	664,085
1 Appold Street Broadgate London EC2A 2HE UK
Chase Manhattan Nominee Ltd.	22,369
Australia

Nominee Shares
Chase Nominees Limited	73,780,976
Woolgate House Coleman Street London EC2P 2HD UK
Citibank London	2,262,978
11 Old Jewry London EC2R 8D8 UK
Citibank NA	515,650
Toronto
Clydesdale Bank plc	488,715

Credit Suisse London Branch	25,755
24 Bishopsgate London EC2n4BQ UK
Deutsche Bank AG	1,802,838
23 Great Winchester Street London EC2P 2AX United Kingdom
Deutsche Bank Mannheim	160,788

Nominee Shares
HSBC Bank plc	1,379,095
Securities Services, Mariner House Pepys Street London EC3N 4DA
J.P. Morgan	5,643,982

Lloyds Bank	165,481
Central Settlement Section Branches Stock Office 34 Threadneedle Street London EC2R 8AZ
Mellon Bank N.A.	777,039
London Branch London United Kingdom
Mellon Nominees (UK) Limited	2,348,580
150 Buchanan Street Glasgow G1 2DY United Kingdom
Midland Bank plc	15,159,610
5 Laurence Poutney Hill EC4R 0E, United Kingdom
Morgan Guaranty	176,132
83 Pall Mall London SW1Y 5ES UK

Nominee Shares
Morgan Stanley	132,605

MSS Nominees Limited	391,394
Midland Bank plc Mariner House, Pepys London EC3N 4DA
National Westminster Bank	342,322

Northern Trust	1,622,042
c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK
Northern Trust AVFC	114,832
South Africa
Nortrust Nominees	14,820,984
155 Bishopsgate London EC2M 3XS United Kingdom
RBSTB Nominees Ltd.	178,880
67 Lombard St London EC3 3DL United Kingdom

Nominee Shares
ROY Nominees Limited	67,496
71N Queen Victoria Street London EC4V 4DE United Kingdom
Royal Bank of Scotland	4,522,364
Regents House, 42, Islington High St London N1 8XL UK
State Street Bank & Trust Co.	1,755,376

State Street Nominees Limited	19,959,468
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK
Vidacos Nominees Ltd.	222,427
Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX UK
Total	173,442,473

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

__________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 24 July 2003